Exhibit 16.1

April 28, 2020

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of DraftKings Inc. included under Item 4.01 of its Form 8-K dated April 28, 2020. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on April 23, 2020, following completion of the Company’s review of the quarter ended March 31, 2020, which consists only of the accounts of the pre-Business Combination special purpose acquisition company (Diamond Eagle Acquisition Corp.). We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York